UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
____________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

DATE OF REPORT: APRIL 30, 2008
COMMISSION FILE NUMBER 001-33373
____________________

CAPITAL PRODUCT PARTNERS L.P.

(Translation of registrant’s name into English)
____________________

3 IASSONOS STREET
PIRAEUS, 18537 GREECE

(address of principal executive offices)
____________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐	No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “yes” is marked, indicate below this file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Item 1 – Information Contained in this Form 6-K Report

Attached as Exhibit I is a copy of a press release of Capital Product Partners L.P., dated April 30, 2008.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAPITAL PRODUCT PARTNERS L.P.,

By:	Capital GP L.L.C., its general partner

/s/ Ioannis E. Lazaridis
Name: Ioannis E. Lazaridis
Title: Chief Executive Officer and Chief Financial Officer of Capital GP L.L.C.

Dated:  April 30, 2008

Exhibit I

CAPITAL PRODUCT PARTNERS L.P. COMPLETES ACQUISITION OF M/T ARISTOFANIS

ATHENS, Greece, Apr 30, 2008 -- Capital Product Partners L.P. (Nasdaq:CPLP) announced today that it has completed the acquisition of the M/T Aristofanis, a 12,000 dwt double-hull product tanker, from Capital Maritime & Trading Corp., the owner of its general partner, for $23 million.

The M/T Aristofanis is chartered to Shell International Trading & Shipping Company Ltd. under a charter expected to expire at the earliest in March 2010, at a gross rate of $13,250 per day (net rate $12,952). The M/T Aristofanis is a sister vessel to the M/T Attikos, which was acquired by the Partnership in September 2007. Operating expenses for the M/T Aristofanis are fixed for the next five years at a daily rate of $5,500 and include the expenses for its next special survey expected to take place in 2010.

The acquisition was partly funded with $11.5 million borrowed under the Partnership's new $350 million credit facility. The remainder of the purchase price was funded through the issuance of 501,308 Partnership common units to Capital Maritime at a price of $22.94 per unit, the weighted average unit price for the period from October 15, 2007 to February 15, 2008.

The terms of the transaction were unanimously approved by Capital Product Partners' Board of Directors following the unanimous approval and recommendation of the Board's conflicts committee, which is comprised entirely of independent directors. The conflicts committee engaged Fortis Securities LLC to act as financial advisor and to render a fairness opinion and Akin Gump Strauss Hauer & Feld LLP to act as legal advisor.

Ioannis Lazaridis, Chief Executive and Chief Financial Officer of Capital Product Partners' general partner, said, "We are delighted to complete our third non-contracted acquisition from Capital Maritime, consistent with our strategy to grow through accretive acquisitions, and to add Shell to our customer list."

Following the acquisition of the M/T Aristofanis and the completion of the transactions associated with maintaining the ownership interest of Capital GP LLC, the Partnership’s general partner, Capital Maritime & Trading Corp. owns a 46.6% interest in the Partnership, including a 2% interest through its ownership of the general partner. The outstanding number of Partnership units currently stands at 25,323,623, of which 16,011,629 are common units, 8,805,522 are subordinated units and 506,472 are general partner units.

About Capital Product Partners L.P.

Capital Product Partners L.P. (Nasdaq:CPLP), a Marshall Islands master limited partnership, is an international owner of modern double-hull tankers. Following the acquisition of the M/T Aristofanis, Capital Product Partners L.P. owns 16 vessels, including 13 modern MR tankers, two small product tankers and one Suezmax crude oil tanker and has agreements to purchase two additional product tankers from Capital Maritime & Trading Corp. All 18 vessels are under medium to long-term charters to BP Shipping Limited, Morgan Stanley Capital Group Inc., Overseas Shipholding Group, Shell International Trading & Shipping Company Ltd., and Trafigura Beheer B.V.

Forward Looking Statement:

The statements in this press release that are not historical facts may be forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended). These forward-looking statements involve risks and uncertainties that could cause the stated or forecasted results to be materially different from those anticipated. Unless required by law, we expressly disclaim any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in our views or expectations, to conform them to actual results or otherwise. We assume no responsibility for the accuracy and completeness of the forward-looking statements. We make no prediction or statement about the performance of our common units.

CPLP-G

CONTACTS:	Capital GP L.L.C.
Ioannis Lazaridis, Chief Executive Officer and
Chief Financial Officer
+30 (210) 4584 950
i.lazaridis@capitalpplp.com

Capital Maritime & Trading Corp.
Merete Serck-Hanssen, SVP Finance
+1 (203) 539-6273
m.serckhanssen@capitalmaritime.com

RF Binder Partners Inc.
Robert Ferris
+1 (212) 994-7505
Robert.ferris@rfbinder.com